2004 — 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing December 9, 2003 through January 12, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Name of registrant)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

Philips Appoints Reinier Jens as President, Philips Consumer Electronics, North America
Philips Reaches Milestone Of 100,000 Patents
Philips Maintains Valuation of Its Atos Origin Holding
Rick Harwig Appointed New CEO of Philips Research
Philips and Samsung Launch a New Application Programming Interface for the Consumer Electronics Industry
Philips Brings Connected Planet Vision to the United States
Philips and Visa International Showcase the Potential of Contactless Payment and Connectivity at the Consumer Electronics Show

This report comprises a copy of the press releases entitled:

•	“Philips appoints Reinier Jens as President, Philips Consumer Electronics, North America”, dated December 10, 2003;

•	“Philips Reaches Milestone Of 100,000 Patents”, dated December 16, 2003;

•	“Philips Maintains Valuation of Its Origin Holding”, dated December 22, 2003;

•	“Rick Harwig Appointed New CEO of Philips Research”, dated January 6, 2004;

•	“Philips and Samsung Launch a New Application Programming Interface for the Consumer Electronics Industry”, dated January 6, 2004;

•	“Philips Brings Connected Planet Vision to the United States”, dated January 7, 2004;

•	“Philips and Visa International Showcase the Potential of Contactless Payment and Connectivity at the Consumer Electronics Show”, dated January 8, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 12th day of January 2004.

KONINKLIJKE PHILIPS ELECTRONICS N.V.

/s/ G.J. Kleisterlee G.J. Kleisterlee (President, Chairman of the Board of Management)

/s/ J.H.M. Hommen J.H.M. Hommen (Vice-Chairman of the Board of Management and Chief Financial Officer)

Philips Appoints Reinier Jens as President, Philips Consumer Electronics, North America

Amsterdam, The Netherlands, December 10, 2003 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced the appointment of Mr. Reinier Jens (46) as President, Philips Consumer Electronics, North America as per January 1, 2004.

Mr. Jens has been with Philips since 1986, and is currently Managing Director of Philips Consumer Electronics, Northern Europe. Before that, Mr. Jens occupied a number of senior management positions within the Philips Group.

In his new position he will be reporting to Mr. Rudy Provoost, CEO Global Sales and Services, Philips Consumer Electronics.

Mr. Jens will be succeeding Larry Blanford, who will be pursuing his career outside of Philips.

Gerard Kleisterlee, President and CEO of Royal Philips Electronics, commented: “In 2001 we asked Larry to join Philips in order to develop and implement a turnaround plan for our U.S. CE business. Under Larry’s leadership, Philips has made good progress towards a profitable, sustainable consumer electronics business in North America, in particular through repositioning the brand and improving relationships with retail. This provides a good basis for Reinier Jens, who has earned his credentials in the consumer electronics industry, to lead our North America organisation successfully into its next phase.”

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Koenraad van Hasselt
Philips Consumer Electronics
Tel.:+31 20 5977912
Email:koenraad.van.hasselt@philips.com

Katrina Blauvelt
Philips Consumer Electronics North America
Tel.:+1 770 8212236
Email:Katrina.Blauvelt@philips.com

Philips Reaches Milestone Of 100,000 Patents

Amsterdam, The Netherlands, December 16, 2003 — Royal Philips Electronics (AEX: PHI; NYSE: PHG) has recently reached the impressive milestone of 100,000 patents, confirming its excellence as a highly innovative company. Philips generates significant revenues through its pro-active intellectual property strategy. The income from intellectual property is essential for the discovery of innovative technology and the development of new products, as it is used almost entirely to help fund Philips’ Research & Development.

According to Gerard Kleisterlee, CEO of Philips, ‘reaching the milestone of 100,000 patents is a fantastic achievement. It is a logical consequence of our strategy to activate the value of our technological knowledge. Our intellectual property portfolio determines our value as a company in what we call the “Intellectual Economy”, the market where technology is traded. We use our patents more and more as a tool for sharing our technology with other companies, for example, by licensing our patents. As a result, we continue to provide the world with useful and convenient innovations that enhance the quality of life.’

Annually, Philips selects about 3,000 inventions, out of more than 8,000 proposed ideas, for patent applications. Most of these inventions will normally translate into more than one patent each, as applications are filed in various jurisdictions. Some 20,000 inventions underlie the 100,000 patents. In addition to its patents, Philips is also the owner of 22,000 brands, 11,000 model rights and 2,000 domain names. To manage this impressive IPR-portfolio, Philips employs approximately 300 specialists in IPR in 23 offices worldwide. Philips is one of the leading companies in the world in terms of income derived from intellectual property.

In the past, patent applications were mainly filed to safeguard Philips’ exclusive use of its innovations. Nowadays, value creation is the central strategy. Value can be created by Philips’ own use of a patent, but also through the sale, licensing, exchange or pooling of patents. This strategy of value creation is not only beneficial to Philips. It also fosters innovation in the wider economy, as new technologies are made available to other companies.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Andre Manning
Senior Press Officer
Philips Corporate Communications
Tel.:+31 20 5977199

Email:Andre.manning@philips.com

Caroline Kamerbeek
Philips Intellectual Property & Standards
Tel.:+31 40 27 44232
Email:caroline.kamerbeek@philips.com

Philips Maintains Valuation of Its Atos Origin Holding

Amsterdam, The Netherlands, December 22, 2003 — The impairment charges announced today by Atos Origin will not impact Royal Philips Electronics’ (AEX: PHI; NYSE: PHG) (“Philips”) valuation of its equity investment in Atos Origin. Philips applies US GAAP accounting, under which the company was already required in 2002 to book impairment charges on its equity holdings in Atos Origin after the market value of these holdings had been below the book value for nine consecutive months.

As of the end of the third quarter of 2003, Philips had an ownership stake in Atos Origin of approximately 44.7 per cent.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Jayson Otke
Philips Corporate Communications
Tel.:+31 20 5977215
Email:jayson.otke@philips.com

January 6, 2004

Rick Harwig Appointed New CEO of Philips Research

As per January 1, 2004, Dr H.A. (Rick) Harwig has been appointed Chief Executive Officer of Philips Research. In this function he will succeed Dr Ad Huijser, who has managed Philips Research since 1998, and who will from now on fully concentrate on his role as Chief Technology Officer and Member of the Board of Management of Royal Philips Electronics.

After finishing his PhD research at the University of Utrecht on fast ion conducting materials for solid state batteries and fuel cells, Rick Harwig started at Philips Research in 1978 in the silicon arena to create process solutions for integrated circuits. From 1984 until 1990 he was department head and manager of advanced development in the Integrated Circuits R&D activities of Philips Research and Philips Semiconductors. From 1991 until 1997 he was director of the Advanced Systems and Application Laboratories of Philips Consumer Electronics for the development of digital media applications and systems. He returned to Philips Research in 1997 and from August 2000 onwards he led Philips Research at the High Tech Campus in Eindhoven. As Chief Executive Officer of Philips Research he will be responsible for the worldwide Philips Research portfolio. He is an active participant in European and Dutch initiatives to foster innovation and economic development. He is member of several forums and executive boards of scientific institutes and support organizations.

Philips Research

Philips Research is one of the world’s major industrial research establishments in the world. It was founded in 1914 with the appointment of Dr (later Professor) Gilles Holst, who became the laboratory’s first researcher, and later its first director, a position he held until his retirement in 1946.

Today, Philips Research has a global presence with laboratories in Europe, Asia and North America, allowing a fast and efficient deployment of new technologies into optimal local solutions and standards. An example is the development by Philips Research East Asia of wireless communication technologies, digital television, optical storage systems, and mobile Internet applications for the Chinese market.

Philips Research is an industrial research institute, aimed at creating options for innovation within the current portfolio of its parent company as well as into potential new businesses. Key inventions from the past include the rotary shaver head leading to the Philishave, the Pentode radio tube, significant contributions to CCD sensors, the Compact Disc (co-invented with Sony) and TV picture improvement technologies such as 100-Hz TV, Natural Motion and PixelPlus. As a recent breakthrough, Philips was the first to start shipping volume quantities of polymer light-emitting diode (PolyLED) displays in 2002, after more than 10 years of intensive applied research. In 2004, Philips plans to be the first to bring paper-like reflective display modules to the market, in cooperation with E Ink. Furthermore, Philips Research strongly contributes to Philips’ intellectual-property position, which has recently passed the milestone of 100,000 patent filings.

At the same time, Philips Research has a renowned reputation in the scientific community. Philips Research is a leading research institute in Europe and is positioned within the overall top-5 citation index. There is a strong collaboration with universities and scientific institutes worldwide, currently including several hundred research contracts and approximately 40 eminent members of staff holding part-time professorships at universities around the world. Through numerous activities for high-schools, academic visits, R&D traineeships, workshops, etc., Philips Research also functions as a training institute for applied science. Each year, a number of students obtain their PhD degree on work they performed at Philips Research.

Open innovation

Philips Research has always been an ‘open research institute’, meaning that cooperation and joint research with external parties has been important throughout the institute’s existence. Dr Harwig will take a leading role in the further development of Open Innovation, aimed at increasing the efficiency of research investments as well as realizing a shorter time-to-market for new technologies.

Strong local networks of leading industries and research institutes help to establish highly innovative regions that will enhance the advancement of new technology. Philips Research Eindhoven, the Netherlands, is at the heart of several of such networks, excelling in areas like embedded systems, IC processing, polymer science and telematics. For example, Philips has a strategic alliance with IMEC to explore the key processing and integration steps in advanced CMOS technologies. In 2003, both parties successfully concluded the exploration and optimization of devices for the 65 nm CMOS technology node. As another stimulus for local networks, Philips has opened up its High Tech Campus in Eindhoven to external companies and offers them support through Philips Research’s engineering services and facilities.

An example is MiPlaza, a meeting place and service centre for scientists and engineers working on applications of microsystems and nanotechnology. World-class cleanroom facilities (2650 m2, class 100-10000, multi-technology) and high-tech services are being offered. Philips Research, the Philips Centre for Industrial Technology, various start-up companies, and the Dutch Foundation for Fundamental Research on Matter (FOM) are among the first users.

Philips is also one of the founding partners of the Embedded Systems Institute, a public-private partnership founded by a number of universities and industrial companies, and located at the Campus of the Technical University of Eindhoven. The institute’s ambition is to become a leading expertise centre for embedded systems and enhance the architectural know-how in complex-systems industries.

Dr Rick Harwig

Hi-resolution pictures are available from:
www.extra.research.philips.com/pressmedia/pictures/harwig.html

Philips Research

For more information about Philips Research, see www.research.philips.com

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Ellen de Vries
Philips Research
Tel.:+31 40 2742321
Email:ellen.hwm.de.vries@philips.com

January 06, 2004

Philips and Samsung Launch a New Application Programming Interface for the Consumer Electronics Industry

The Universal Home Application Programming Interface will result in greater interoperability and faster introduction of new consumer electronics products

Amsterdam, The Netherlands and Seoul, South Korea — January 6, 2004 — Royal Philips Electronics (NYSE: PHG, AEX: PHI) and Samsung Electronics Co., Ltd.(LSE(GDR): SSNHY, KSE: 05930.KS) today announced the launch of the Universal Home Application Programming Interface (UH-API) initiative. This creates a new application programming interface standard that will allow independent software vendors (ISVs), system integrators and device vendors to create middleware and application software on top of semiconductor-based systems.

Together, the semiconductors units of Philips and Samsung, will establish, maintain and promote the UH-API initiative. Philips and Samsung plan to extend the invitation to other companies to participate in enhancing and deploying the UH-API specification throughout the consumer electronics industry in every new product that comes to market.

Both companies will realign their internal resources to develop UH-API-compliant semiconductor chipsets and solutions. Philips’ Nexperia™ Home semiconductor system solutions will be UH-API-compliant and Samsung will initially introduce the new standard to its HD TV chipsets and expand to other applications. Drafts of UH-API are expected to be available in the first quarter of 2004.

Industry cooperation related to this stable, hardware-independent API will lead to greater interoperability of consumer electronics products, systems and software applications. It will also result in faster time-to-market for new features and products for the home.

“The creation of the Universal Home API standard is an essential step to continue innovation in today’s world of increasingly complex electronic products and systems, and our announcement with Samsung Electronics is an important catalyst for change in the industry,” said Leon Husson, executive vice president of Consumer Businesses, Philips Semiconductors. “This is a fundamental change from developing standalone consumer electronics products that fit proprietary schemes to a universal choice of hardware systems that can support the multiple features of the diverse consumer electronic brands.”

“We are pleased to make this announcement with Philips. The Universal Home API initiative is expected to streamline the product development process from the hardware level upwards,” said Dr. Hyung-Lae Roh, executive vice president of SOC R&D Center, Samsung Electronics. “And thus present the consumer electronics industry with an opportunity to make a real difference to reduce the time it takes to deliver a greater variety of new products, features and services to the market.”

Consumer electronics products require steadily increasing amounts of software content to support advanced functions and features. There is an urgent need for a stable, hardware-independent API to quickly bridge the middleware and application software from ISVs to semiconductor system solutions from the chip manufacturers. The objective of the UH-API is to serve as that bridge between ISVs and semiconductor companies. As a result, ISVs can focus their energy on developing new innovating functions & features rather than dealing with the complex task of writing to unique hardware requirements for every consumer semiconductor product being developed. This will result in quicker delivery of the hardware, software and support required by highly competitive consumer electronics companies.

The UH-API consists of a set of software interfaces for configuring and controlling the audio and video-related components of a semiconductor platform targeting the consumer market, and it is complementary with the leading operating systems across the industry. The UH-API is designed for semiconductor platforms addressing a wide range of target devices including analog and digital televisions, Set Top Boxes, DVD players and recorders, personal video recorders, home servers and other consumer audio-video devices.

*	Nexperia is a trademark of Royal Philips Electronics.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, and digital convergence technology. Samsung Electronics employs approximately 75,000 people in 89 offices in 47 countries and business performance for 2002 record $49.6 billion in sales and $5.9 billion in net income. Samsung Electronics is one of the world’s leading providers of advanced semiconductors, TFT-LCDs, CDMA mobile phones, monitors and VCRs. Samsung Electronics consists of four main business units: Device Solution Network, Digital Media Network, Telecommunication Network and Digital Appliance Network Businesses.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Marijke Sas
Philips Semiconductors (Europe)
Tel.:+31 40 214 60 14
Email:Marijke.Sas@philips.com

Paul Morrison
Philips Semiconductors (USA)

Tel.:+1 408 474 50
Email:Paul.Morrison@philips.com

Robyn Kao
Philips Semiconductors (Asia Pacific)
Tel.:+886 2 2382 4025
Email:Robyn.Kao@philips.com

Sajin Varghese
Philips Corporate Communications
Tel.:+31 20 5977425
Email:sajin.varghese@philips.com

Sunghae Park
Samsung Electronics
Tel.:+82 312097037
Email:sunghae@sec.samsung.com

Philips Brings Connected Planet Vision to the United States

Innovative New Products give Consumer Access to Digital Content Anywhere and Anytime

Las Vegas, United States, January 7, 2004 — Philips Consumer Electronics, a division of Royal Philips Electronics (AEX: PHI, NYSE: PHG) today introduced — at the Consumer Electronics Show in Las Vegas — Connected Planet™, the strategic vision behind a vanguard portfolio of consumer products and technologies enabling people to access and enjoy digital content anywhere and anytime in the home and beyond, to the United States’ consumers.

Under the umbrella of ‘Connected Planet’, Philips continues to broaden its range of wireless, broadband and mobile enabling technologies to provide seamless accessibility to entertainment, information and services. Based on open technical standards such as WiFi™, the Philips Streamium family of products that bring the Connected Planet vision to life, enable the wireless transmission of digital media content throughout PC and A/V environments.

“Our Connected Planet strategy is really about liberating people from the existing constraints of technology, so they can explore and create a richer world that until recently they have had to accept. As we’ve seen broadband, wireless and digital media technologies grow in affordability, availability and functionality, we now have an opportunity to give consumers intuitive, spontaneous access to content,” said Gottfried Dutine, Executive Vice President Royal Philips Electronics, and President & CEO of Philips Consumer Electronics. “By 2005 we estimate there will be 35 million households using broadband in the United States. These consumers want to access and manage on-line easily. Today, only Philips is positioned to realize this consumer desire of anytime, anywhere communications and content”, Dutine added.

Philips will be applying its Connected Planet strategy across the broad canon of the company’s total consumer electronics activities. Today at CES in Las Vegas the company introduced its addition to the existing Streamium range. For the first time, the Internet Streamium television was demonstrated to a large audience. The Streamium television uses an 802.11g (WiFi) wireless network to access digital multimedia content directly from the Internet or from the PC, like photos or video.

Making their worldwide debuts at CES are other products that will enhance people’s experience. The new Philips HDD/DVD personal video recorder is the first hard disk/ DVD recorder with a built-in TV GUIDE™ on-screen Electronic Program Guide. and other unique features for ultimate convenience. It holds more than 130 hours of television programs or up to eight hours on a DVD+R/+RW disc.

Additionally, Philips new Ambient Light Technology — Ambilight™ — is demonstrated for the very first time. Ambilight™ is an innovative lighting concept integrated into a new range of LCD and plasma TV’s; the result of a company effort, combining the expertise of Philips Consumer Electronics, Lighting and Research. It adjusts the surrounding light emanating from the back of the television on the wall, creating an ideal environment for television viewing. Watching television with adapted ambient lighting will offer consumers an involving and relaxed viewing experience.

In the wearable electronics space, Philips introduced a ‘key ring’ camera, with video capability; the smallest micro audio jukebox and the lightest recordable audio jukebox, as well as two new Nike-Philips sports audio MP3 players.

Again, Philips restated its position as an innovation leader, with the recognition of 21 CES innovation awards, more than any other company.

Bluetooth is a trademark owned by Bluetooth SIG, Inc. and is used by Philips under license

Wi-Fi and the Wi-Fi logo are the registered trademarks of the Wi-Fi Alliance.

*	Other names and brands may be claimed as the property of others.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Jeannet Harpe
Philips Consumer Electronics
Tel.:+31 40 2735677
Email:jeannet.harpe@philips.com

Andre Manning
Senior Press Officer
Corporate Communications
Tel.:+31 20 5977199
Email:Andre.Manning@philips.com

Philips and Visa International Showcase the Potential of Contactless Payment and Connectivity at the Consumer Electronics Show

Universal Music France Working with Philips and Visa International to Demonstrate Exciting New Applications

Las Vegas, United States, January 8, 2004 — Royal Philips Electronics (AEX: PHI, NYSE: PHG) and Visa International have joined forces to show how the latest contactless technology can change the way digital content and services are distributed, paid for and accessed by today’s universally connected consumer.

Following the announcement of an alliance between the two companies in May last year, Philips and Visa International have been exploring the market by proposing demos and concepts across different industries — including communications, consumer electronics, computing and digital content providers. The two organizations are showcasing proofs of concept at the Consumer Electronics Show (CES) in Las Vegas that demonstrate the power of breakthrough technologies, such as Philips’ Near Field Communication (NFC) technology and Visa’s Verified by Visa, an authentication service based on the industry standard 3-D Secure, which enables Visa cardholders to safely shop online using a unique password. They show how value-add platforms can deliver rich and varied content in innovative ways.

“Each of Visa’s regions evolves differently reflecting unique local operating environments and market demands. Visa International is fully committed to providing secure payment options that are tailored to the changing needs of our member financial institutions, merchants and the evolving lifestyles of their customers,” said Gaylon Howe, executive vice president, Consumer Product Platforms, Visa International. “Both Visa International and Philips share a vision of secure universal commerce and connectivity, whereby consumers can access and pay for physical and digital services anywhere, at any time, using any device.”

“As we move into the roll-out phase of NFC technology, we are proud to present showcases which represent the first step in providing people with secure access to attractive content using their mobile devices as the central element,” said Scott McGregor, president and chief executive officer, Philips Semiconductors. “It is also a great example of how three major players with complementary capabilities can collaborate to bring a vision to life and new services to the market.”

The two organizations are showcasing proofs of concept at CES, highlighting the unique value derived from combining the latest consumer electronics, wireless connectivity and secure, universal payment. In one scenario, music lovers can download the right to listen to a song to their PDA or their Visa payment card either by holding the PDA near a smart poster of their favorite Universal Music pop star or by holding their contactless Visa card near a store kiosk selling songs.

The smart poster contains an embedded microchip that sends the information to the PDA using Philips’ Near Field Communications (NFC) technology. Payment is easy and secure using the Verified by Visa solution and the song rights can be stored utilizing Visa Smart Secure Storage (VS3). The kiosk is enabled with RFID technology to capture payment information from the card and transfer the rights to be stored in VS3. In both cases to hear the song, the user simply transfers the song rights to a Philips Streamium Internet radio using NFC, and the song is then played over the Internet. Other scenarios demonstrate ticketing and travel applications.

Among the partners working with Philips and Visa International is global entertainment company Universal Music France. “Universal Music France is delighted to work with Philips and Visa as they both share our belief that content should be securely and easily available in any form — physical or digital — to anybody, in any environment using a flexible pricing plan. The ability for users of Universal Music France’s E-Compil music portal to access multi-rich services through any channel on any device is central to our vision for the future of the entertainment industry,” said Pascal Nègre, President of Universal Music France.

Having demonstrated the technical concept of these applications, Philips and Visa International will continue to assess market demand, and develop stakeholder business cases that reflect the deployment opportunities and challenges within various global markets.

Note to Editors:

Philips will be showcasing the proofs of concept at the 2004 International Consumer Electronics Show in Las Vegas (January 8-11, 2004). In addition to the demo mentioned in the release, the animated proofs of concepts presented at the show are as follows:

Ticketing: Mobile phone users can pay for concert or movie tickets at the box office simply by holding their phone next to the payment terminal. The contactless chip in the phone transfers Visa payment data to the terminal and, once payment is confirmed, sends the tickets back to the phone. The phone user can then transfer a ticket using NFC to a friend’s mobile phone. Payment is made by a new Visa person-to-person payment concept. Once at the venue, both ticket holders can use their phones to gain access and may also receive an electronic discount coupon for an on-site merchant.

Travel: Travelers can book and pay for airline tickets and hotel rooms using their home PC, an NFC enabled mouse and a contactless Visa payment card. The tickets and airline information are transferred from the PC to the Visa card using NFC and stored on the card’s chip using Visa Smart Secure Storage. The card is then used for airline check-in, to board the flight and to check-in at the hotel. The hotel room key can be transferred to the traveler’s mobile phone using NFC and the phone can then be used to access the room. On departure, the hotel can transfer a receipt to the phone and, once at home, the traveler can transfer the receipt from the phone to a PC for expense reporting — all made possible by NFC.

About Near Field Communications (NFC)

Near Field Communication (NFC) — standardized in ISO 18092 — is an interface technology for exchanging data between consumer electronic devices, like PCs and mobile phones, at a distance of typically 10 centimeters. It operates in the 13.56MHz frequency range. As NFC-compliant devices are brought close together they detect the other device and begin to determine how they can interact in terms of transferring data. For example, bringing a NFC-enabled camera close to a TV fitted with the same technology could initiate a transfer of images, while a PDA and a computer will know how to synchronize address books or a mobile phone and a MP3 player will be able to initiate the transfer of music files. Using NFC, consumers can quickly establish wireless links between devices. It provides a more natural method for connecting and interacting with devices, broadening the scope of networking applications.

About Verified by Visa

Verified by Visa is Visa’s payment authentication service that gives online customers an even more secure online shopping experience. Verified by Visa gives online cardholders more control over when and where their cards are used; reduces the potential for unauthorized use on the Internet; and increases consumer confidence in online shopping. With Verified by Visa, cardholder identity is confirmed with the use of a personalized password during the checkout process. In a matter of seconds, a cardholder’s bank validates the password, thus deterring unauthorized use. Verified by Visa, together with Visa’s global Account Information Security program, serve as cornerstone programs to make the Internet secure for shoppers and merchants.

About Visa

Visa is the world’s leading payment brand generating US$2.7 trillion in annual card sales volume. Visa has unsurpassed acceptance in more than 150 countries. The Visa organization plays a pivotal role in developing innovative payment products and technologies to benefit its 21,000 member financial institutions and their cardholders. Visa is a leader in Internet based payments and is pioneering the creation of u-commerce, or universal commerce — the ability to conduct commerce anywhere, anytime, and any way. For more information, visit www.corporate.visa.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 31.8 billion in 2002. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 166,500 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol: PHG), Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

For further information:
Marijke Sas
Philips Semiconductors (Europe)
Tel.:+31 40 214 60 14
Email:Marijke.Sas@philips.com
Paul Morrison
Philips Semiconductors (USA)
Tel.:+1 408 474 50
Email:Paul.Morrison@philips.com
Robyn Kao
Philips Semiconductors (Asia Pacific)

Tel.:+886 2 2382 4025
Email:Robyn.Kao@philips.com
Sabine Middlemass
Visa International
Tel.:+1 650 432 8307
Email:smiddlem@visa.com